Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES EXPANSION OF POSITIVE INSURANCE FOR

INSIGHTEC’S MR-GUIDED FOCUSED ULTRASOUND TREATMENT FOR ESSENTIAL TREMOR

Tel Aviv, Israel, February 25, 2019, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, further to its press release dated November 12, 2018, that Insightec Ltd. (“Insightec”) informed that an additional Local Medicare Contractor of the Centers for Medicare and Medicaid Services (the “CMS”), Noridian Medicare, has posted a positive Local Coverage Determination for MR-guided focused ultrasound (MRgFUS) for the incisionless treatment for essential tremor that has not responded to medication, effective April 1, 2019.

Noridian coverage will include the following 13 states: Alaska, Arizona, California, Hawaii, Idaho, Montana, Nevada, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. At this stage, Noridian Medicare administers benefits to approximately 7 million Medicare beneficiaries.

Following the updated insurance cover by Noridian as detailed above, MRgFUS for the treatment of essential tremor will be covered by five of the Local Medicare Contractors: National Government Services (NGS), Palmetto GBA, CGS Medicare, Wisconsin Physician Services (WPS) and Noridian Medicare, representing 38 States.

At this stage, Insightec is unable to assess the impact of the CMS determination on its business.

The Company holds approximately 63% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (41% on a fully diluted basis) which, in turn, holds approximately 22% of the share capital in Insightec (18% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical Industries through our indirect holdings in InSightec Ltd. and Gamida Cell Ltd.; (ii) land in India which are designated for sale (and which was initially designated for residential projects).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com